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                                                           Exhibit 99.(a)(1)(C)

                           E-mail Transmittal Letter

                                 May 4, 2001

Dear Chordiant Team Member:

     As a continuing part of our commitment to Chordiant's employees, directors and consultants and in keeping with the core values established by the executive team, we are instituting a stock option exchange program. We recognize that the stock option program is a valuable program to employees and other members of the Chordiant team and that at the present time many of your options are at higher prices than the current market price of Chordiant's Common Stock. Accordingly, we felt it appropriate to offer this exchange program.

     This opportunity is for all current employees, directors and consultants who have outstanding, unexercised stock options issued under the Chordiant 1999 Equity Incentive Plan, the Chordiant 1999 Non-Employee Directors' Stock Option Plan, the Chordiant 2000 Nonstatutory Equity Incentive Plan, the White Spider Software 2000 Stock Incentive Plan and the Prime Response 1998 Stock Option/Stock Issuance Plan.

     This voluntary program allows Chordiant employees, directors and consultants to cancel currently outstanding, unexercised stock options and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation. The new grant(s) will have the same vesting schedule(s) as the original grant(s).

     We believe this program is an important indication of our appreciation for the efforts and dedication of the entire Chordiant team and a testament to our desire to continue to provide rewards to our employees that allow them to share in future growth.

     In the attached documents you will find the details of a stock option exchange program and the forms you will need to complete to participate in this program. The attached document labeled "Summary of Terms" contains a basic description of this stock option exchange offer, the terms of which are more fully described in the attached "Offer to Exchange" document. Please carefully read each document (including each document's instructions) attached with this email transmittal letter. The Election Form must be returned, as indicated in the attached materials, to me before 12:00 p.m., Pacific Daylight Time, on June 6, 2001 (or a later expiration date if we extend the offer).

     If you have any questions about the offer, please contact Tony Boccanfuso at (408) 517-6149 or at tony.boccanfuso@chordiant.com.

                                    Sincerely,

                                    A.J. "Tony" Boccanfuso
                                    Senior Vice President of Worldwide Human
                                    Resources